November 18, 2024

Richard Lindahl
Executive Vice President, Chief Financial Officer and Treasurer
Emergent BioSolutions Inc.
300 Professional Drive
Gaithersburg, Maryland 20879

       Re: Emergent BioSolutions Inc.
           Registration Statement on Form S-1
           Filed November 12, 2024
           File No. 333-283150
Dear Richard Lindahl:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Matthew Franker